NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES ITS CAPITAL EXPENDITURE
PROGRAM FOR 2009 AND DECLARES ITS CASH DISTRIBUTION FOR
JANUARY 15, 2009
(Calgary, December 18th, 2008) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (“Pengrowth” or the “Trust”), today announced a capital program of $215 million for 2009 and a 25 percent reduction in monthly distributions from Cdn $0.225 per trust unit to Cdn $0.17 per trust unit for January 2009. Both elements of Pengrowth’s 2009 operational plan were recommended by Management and approved by the Board of Directors of Pengrowth Corporation reflecting a balanced approach by the Trust in a highly unusual market environment. “It is very important that we preserve the strength of our balance sheet in these uncertain times” said Chairman, President, and CEO Jim Kinnear “in order that we can continue to manage our business and remain well positioned to take advantage of new opportunities to grow the Trust and to enhance value for all unitholders.”
Pengrowth will continue to examine market circumstances and commodity prices on a monthly basis and will determine whether future adjustments are required in distribution levels and whether it is appropriate to add to Pengrowth’s capital commitments for 2009 to further exploit the many opportunities that have been identified on Pengrowth’s current land base. An additional $35 million in capital expenditures are being prepared for quick execution should the commodity price outlook improve.
Pengrowth is balancing its distribution and capital expenditure program between the competing needs of providing a strong monthly yield to unitholders against investing in new production and preserving balance sheet capacity.
Pengrowth is in a strong financial position having termed out approximately three-quarters of its long term debt on a ladder of debt maturities. As at September 30th, 2008, Pengrowth had total term debt of $1.025 billion with the fixed rate averaging 6.17 percent and having an average term of 7.7 years. In addition, Pengrowth has a $1.2 billion syndicated extendible revolving term facility that is covenant based, of which approximately $257 million was drawn at September 30th, 2008; undrawn lines under this facility were $982 million at the end of the third quarter. Pengrowth also has a strong hedging program with approximately 57 percent or 13,000 bbls per day of 2009 oil production fixed at Cdn $86.34 per bbl and 6,500 bbls per day of 2010 production fixed at Cdn $93.19 per bbl. For natural gas, 43 percent or 76,038 MMBtu per day is fixed at a price of Cdn $7.98 per MMBtu in 2009 and 16,587 MMBtu per day is fixed in 2010 at Cdn $8.64 per MMBtu.
January 15, 2009 Cash Distribution Payment
The cash distribution for the January 15, 2009 payment will be Cdn $0.17 per trust unit,

representing a reduction of 25 percent or Cdn $0.055 per trust unit from Pengrowth’s monthly distribution of Cdn $0.225 per trust unit for the past 15 months. Distributions declared by Pengrowth’s Board of Directors are mainly derived from producing and selling our oil and natural gas related products and as such, distributions declared are highly dependant on realized commodity prices and prevailing economic conditions. The distribution of Cdn $0.17 per trust unit is equivalent to approximately U.S. $0.1421 per trust unit using a U.S./Canadian dollar exchange ratio of 0.8358. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. This distribution relates to the production month of November 2008. Cash distributions paid over the past 12 months now total Cdn $2.70 per trust unit or approximately U.S. $2.58 per trust unit.
2009 Capital Program
Pengrowth’s Board of Directors considered a number of factors in setting the 2009 budget including forecasts of future commodity prices, distributions, capital expenditure requirements, and the availability of debt and access to equity capital. Pengrowth based its budget and distribution level on the forward strip pricing in late November 2008 as well as a cautious approach to financial planning given the turmoil in global economic conditions and financial markets. In addition, although the Board expects that continued reductions in activity levels throughout the oil and gas industry may result in further cost reductions, the total 2009 capital expenditure dollar amount does not incorporate any anticipated savings.
Highlights for 2009 Include:
•	A total capital spending budget of $215 million, with an additional $35 million to be evaluated in the first quarter of 2009.

•	Pengrowth has budgeted $126 million to be spent to drill, complete and tie-in projects with the highest economic impact to unitholders.

•	Pengrowth also plans to continue to evaluate its Lindbergh pilot project, including $20 million being allocated in 2009 to this long term asset.

•	Full year production target between 76,000 and 78,000 boe per day

•	Anticipated operating costs of approximately $14.45 per boe

•	A balanced production portfolio of approximately 50 percent crude oil and liquids and 50 percent natural gas.
The capital program of $215 million represents a reduction of expenditures of approximately 47 percent compared with anticipated 2008 full year capital expenditures of $406 million. The recent volatility in the capital markets and drastic downturn in commodity prices has resulted in a reduction in our expected cash flows and a recommendation for prudent reductions in both distributions and capital spending accordingly.
Pengrowth’s development projects for 2009 have been chosen based on timing, maturity, and economics, from a portfolio of projects totaling over $700 million. The Board will continue to monitor the capital markets along with the on-going requirements of the Trust, allowing for a degree of flexibility to re-evaluate and adjust the program based on the outlook for commodity prices and general economic conditions.

Summary of 2009 Guidance

Planned Capital Expenditures	($ millions)		(% of Total)

Drilling and completions	$126		67%
Plant and facilities	$50		26%
Land and seismic	$10		5%
Other (Studies, CO2 pilot)	$3		2%

TOTAL DEVELOPMENT CAPITAL	$189		100%

Long term investments (Lindbergh, Building, IT)	$26

TOTAL CAPITAL	$215

Average daily production volume (boe per day)	76,000 - 78,000	(1)

Operating costs per boe	$14.45	(2)

General and Administrative costs per boe	$2.37	(3)

(1)	The 2009 estimate excludes potential acquisitions and potential dispositions.
(2)	Assuming production targets for 2009 are achieved.
(3)	Includes management fees of approximately $0.21 per boe.
In 2009, development capital will be allocated as follows:
•	40% towards light oil projects including the Swan Hills area, Fenn Big Valley and Weyburn;

•	30% on shallow gas in Southern Alberta and coalbed methane development mainly in the Twining, Mikwan and Three Hills areas;

•	20% on conventional gas projects mainly in Olds, the recently acquired Accrete properties in Harmattan and the Carson Creek Gas Unit;

•	5% on heavy oil projects including Bodo, Cosine and Jenner; and

•	5% on the offshore gas project Sable Offshore Energy Project (SOEP)
Pengrowth’s 2009 drilling and completions program is estimated at approximately $126 million which includes the drilling of an estimated 656 gross wells (370 net wells) with 55 percent of capital targeted towards crude oil and liquids projects and 45 percent targeted towards natural gas projects.
Ongoing maintenance capital spending is expected to be approximately $30 million on operated facilities and $20 million on non-operated facilities.
Pengrowth has also allocated approximately $10 million in 2009 for land and seismic expenditures in anticipation of acquiring additional undeveloped land and improving our knowledge of new and existing pools.

In 2009, Pengrowth has budgeted an expenditure of $20 million for the oilsands pilot project at Lindbergh, one of Pengrowth’s longer term resource plays. Activities in 2008 included drilling additional core wells, further reservoir studies and facility construction and refurbishment. 2009 initiatives will include new 2D seismic and a small number of additional core well locations. The project start-up timing is now slated for 2013.
Production
Daily production levels for 2009 are expected to average between 76,000 boe per day and 78,000 boe per day with a balanced production profile comprised of approximately 50 percent natural gas and 50 percent crude oil and natural gas liquids. The 2009 estimated production level is lower than our forecasted production in 2008 of 81,000 to 82,000 boe per day due to the lower forward strip commodity pricing and a consequential reduction in capital spending budgeted for the year. The 2009 production estimate makes no adjustment for any dispositions or any potential additions through acquisition or additional capital injections that may occur as a result of favorable changes in the outlook on commodity prices. Specific, non-core assets have been identified for potential rationalization or disposition and proceeds would contribute to increases in full year capital expenditure levels. At this time, Pengrowth has not committed to any asset dispositions and will only consider selling assets in 2009 if full valuation can be realized.
Operating Costs
Operating costs are expected to increase slightly by approximately five percent for the full year 2009 to $14.45 per boe compared to the full year 2008 forecast of $13.75 per boe. The increase can primarily be attributed to a major maintenance initiative planned at Sable Offshore Energy Project for 2009 combined with the anticipated reduction in production for the year. Pengrowth remains diligent in exercising cost controls in all areas possible and will continue to seek out ways to prudently synergize our operating activities and further improve procurement practices.
General and Administrative
General and administrative (G&A) expenses per boe are expected to increase slightly in 2009 when compared to 2008. On a per boe basis, G&A is anticipated to be approximately $2.37 per boe for full year 2009, including non-cash G&A and anticipated management fees of approximately $0.21 per boe.
Impact of Global Economic Crisis
Pengrowth’s guidance on our capital expenditure program for 2009 is focused on reducing risk and repositioning the Trust to adjust to current market conditions. As we mark our twentieth year as an energy trust, Pengrowth continues to maintain a competitive position, a strong suite of both conventional and non-conventional assets and a solid overall financial structure. Our strong financial position will allow us to focus on preserving our liquidity and maintaining the Trust’s position to weather the current period of uncertainly as this new economic environment unfolds. Management and the Board of Directors will continue to evaluate both capital expenditures and distribution levels within the context of economic and commodity price outlooks.
Pengrowth remains confident in the future of our business and has recently undertaken the following additional repositioning initiatives:
•	In the third quarter of 2008, Pengrowth successfully fixed the interest rate on our long term debt with a U.S. $265 million and Cdn $15 million private placement of notes, not due to expire for 10 years.

•	Pengrowth continues to maintain ample access to credit and debt markets with over $982 million of available banking capacity. The majority of our credit lines being underwritten by the major Canadian banks, which have generally been less adversely affected than many other world banks from the ongoing financial crisis.

•	Pengrowth continues to utilize forward price swap and option contracts to manage its exposure to commodity price fluctuations. In light of the continued uncertainly in the commodity markets, the Trust has recently successfully entered into further risk management contacts for both the 2009 and 2010 calendar years with approximately 57 percent or 13,000 bbls per day of 2009 oil production fixed at Cdn $86.34 per bbl and 6,500 bbls per day of 2010 production fixed at Cdn $93.19 per bbl. For natural gas, 43 percent or 76,038 MMBtu per day is fixed at a price of Cdn $7.98 per MMBtu in 2009 and 16,587 MMBtu per day is fixed in 2010 at Cdn $8.64 per MMBtu.
About Pengrowth:
Founded in 1988, Pengrowth Energy Trust is the third largest Canadian conventional oil and gas energy trust as measured by production. Pengrowth is traded on both the New York (PGH) and Toronto Stock Exchanges (PGF.UN), and has a current enterprise value of approximately $3.7 billion and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 213-9684 Facsimile: (403) 781-9757
Advisory:
All amounts are stated in Canadian dollars unless otherwise specified.
Caution Regarding Engineering Terms:
When used herein, the term “boe” means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on company interest before the deduction of royalties.
Production and reserves, unless otherwise noted, are stated as Company Interest. Company Interest, as used herein, means Pengrowth’s working interest share of production or reserves prior to the deduction of royalties plus the interest in production or reserves at the wellhead.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to 2009 capital expenditures, the allocation of capital expenditures, production, production volumes, operating costs per boe, Pengrowth’s production profile, operating costs, the offset of higher netbacks against operating costs, G&A expenses and reserve life index, reserves and the replacement thereof. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; the failure to qualify as a mutual fund trust; Pengrowth’s ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading “Business Risks” in our most recent management’s discussion and analysis and under “Risk Factors” in our Annual Information Form dated March 19, 2008.
The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.